Craig M. Garner	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5407	San Diego, California 92130-2071
Craig.Garner@LW.com	Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
	Milan	Silicon Valley
	Moscow	Singapore
	Munich	Tokyo
	New Jersey	Washington, D.C.

File No. 029637-0010
November 29, 2006
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	AeroVironment, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 29, 2006 File No. 333-137658
Dear Mr. Webb:
          We are in receipt of the Staff’s letter dated November 21, 2006 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of AeroVironment, Inc. (“AeroVironment” or the “Company”) as set forth below. Simultaneously with the filing of this letter, AeroVironment is submitting (by EDGAR) Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
          AeroVironment’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and AeroVironment’s response for each item below.
Prospectus
Capitalization, page 29
1.	We note your response to our prior comment number 22. As previously requested, please revise to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented giving effect to the exercise of outstanding options by certain selling shareholders in the offering. As noted in our prior comment, this pro forma presentation should be included on the face of your statements of operations for the latest fiscal year and subsequent interim period presented and should also be disclosed in the Summary Consolidated Financial Data. Please note that we may further comment upon reviewing these disclosures. If the Company does not believe the exercise of the options will have a material impact on earnings per share, please provide us with the computations that support this conclusion.

November 29, 2006

          AeroVironment Response: AeroVironment respectfully notifies the Staff that it has been determined that no stock options will be exercised by selling stockholders in connection with the offering. AeroVironment has revised the disclosure on pages 4, 6, 29, 30, 32, 82 and 88 of the Amendment to reflect this.
Our management, whose interests may not be aligned with yours, page 22
2.	We have reviewed your response to our prior comment number 18 but do not concur with your conclusion that the ability of your executive officers to control the vote on all matters requiring stockholder approval, both prior and subsequent to the offering transaction, does not require disclosure in the notes to your financial statements. As requested in our prior comment number 18, please revise the notes to your financial statements to disclose the existence of this control relationship.
          AeroVironment Response: AeroVironment has revised the disclosure on pages F-22 and F-34 of the Amendment in response to the Staff’s comment.
Supplemental Executive Retirement Plan Obligation, page 39
3.	We have reviewed your response to our prior comment number 39 but continue to believe that your planned accounting for the termination of the supplemental executive retirement plan in connection with the offering as a reduction of expense is not appropriate. As the disclosure on page 82 of the registration statement indicates that Dr. MacCready is one of your principal shareholders, we continue to believe that the benefit of the terminating this plan should be reflected as a capital contribution. We do not believe the fact that the original terms of the plan required its termination in the event of a public offering in any way alters or impacts the treatment for the termination of the plan since Dr. MacCready is a founder of the Company and a principal shareholder. Accordingly, please revise the disclosure on page 39 to correct your planned treatment for the plan termination. Refer to the guidance outlined in footnote 1 to paragraph 20 of APB 26.
AeroVironment Response: AeroVironment respectfully notifies the Staff that it does not believe the guidance outlined in footnote 1 to paragraph 20 of APB 26 applies to the termination of the Supplemental Executive Retirement Plan (the “SERP”). The Company notes that the guidance states that “[i]f upon extinguishment of debt [emphasis added], the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges should be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.”
          First, the Company believes that APB No. 26 is inapplicable as the SERP obligation does not meets the criteria of debt. The SERP does not have the characteristics of debt , which is defined by the FASB as “...a contractual obligation to pay money on demand or on fixed or

November 29, 2006

determinable dates” Statement of Financial Accounting Standards No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring. The liability for the SERP is the estimated obligation the Company will pay for Dr. MacCready’s service to the Company after he retires, and is not a fixed or known amount and the liability is not payable on demand or at fixed or determinable dates. Moreover, SFAS No. 15 specifically excludes from its scope deferred compensation contracts, stating “[f]or purposes of this Statement, troubled debt restructurings do not include. . . employment-related agreements (for example, pension plans and deferred compensation contracts).”
          Second, the Company did not borrow funds from Dr. MacCready, but instead entered into an individual deferred compensation contract with Dr. MacCready that is accounted for under APB 12, Omnibus Opinion -1967, which states in paragraph 6 that “deferred compensation contracts shall be accounted for individually on an accrual basis in accordance with the terms of the underlying contract.” The underlying transaction that gave rise to this obligation was an agreement with Dr MacCready as an executive officer of the Company and not as a shareholder. Because of the nature of the underlying transaction, the Company properly recorded compensation expense during the one-year service period ended April 30, 2006.
          Third, the Company proposes to reverse the liability upon the termination event (i.e., its initial public offering), which is consistent with the proper accounting for a pension settlement. Settlements of pension obligations are defined under Statement of Financial Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, as a transaction that (a) is an irrevocable action, (b) relieves the employer (or the plan) of primary responsibility for a pension benefit obligation, and (c) eliminates significant risks related to the obligation and the assets used to effect the settlement.
          For these reasons, the Company believes that its accounting for the SERP is correct as currently presented.
Cash Used in Investing Activities, page 46
4.	We note from the discussion on page 46 that net cash used in investing activities in 2006 includes $1.5 million deposited to collateralize standby letters of credit with a bank. As this deposit is being used to collateralize a financing activity, we believe it should be classified as financing cash flow in your consolidated statements of cash flows. Please revise your cash flow statement to classify this deposit as a cash flow from financing activities.
          AeroVironment Response: AeroVironment has revised the disclosure on pages 46, 47, F-6 and F-28 of the Amendment in response to the Staff’s comment.
April 30, 2006 Financial Statements, page F-1
Consolidated Statements of Income, page F-4
5.	We refer to your revised disclosures in response to our prior comment 9. Although we note that the earnings per share in your summary and selected financial data is to be revised

November 29, 2006

when the stock split is made final, we note no disclosure in your financial statements to indicate that the split has also been retroactively reflected in your balance sheets or statements of income or shareholders’ equity for each year presented with appropriate disclosure in the footnotes. Please revise. Refer to the guidance outlined in SAB Topic 4.C.
          AeroVironment Response: AeroVironment has revised the disclosure on pages F-3-F-5, F-12, F-14, F-19, F-20, F-24, F-26, F-27, F-30, F-32, F-33 and F-34 of the Amendment in response to the Staff’s comment.
Consolidated Statements of Stockholders’ Equity, page F-5
6.	We note your response to our prior comment number 51 and the disclosures that have been provided on pages F-11 and F-12 in response to our prior comment. However, we do not believe that your response or your revised disclosures adequately addressed the concerns raised in our prior comment. Please tell us and revise the notes to your financial statements to address the following with respect to the various share repurchase transactions that occurred during the periods presented in your financial statements:
•	Explain in detail the terms of the arrangements under which the Company repurchased the shares. As part of your response, explain in detail how the purchase prices for the shares repurchased were determined and explain why you believe these purchase prices “approximate fair value” as noted in your current disclosures. Also, please supplementally provide us with a representative example of one of your stock repurchase agreements.
•	Explain in detail how you considered the guidance outlined in paragraphs 65 through 70 of FIN No. 44 and EITF 00-23 in determining that recognition of compensation expense was not required in connection with the share repurchases. Please note that since the Company has filed a registration statement in connection with a planned offering of equity securities, we would expect the Company to apply the “public company” guidance in FIN No. 44 for all periods presented in the financial statement.
          AeroVironment Response: AeroVironment respectfully notifies the Staff that it performed the following share repurchases during the three-fiscal year period ended April 30, 2006:
          Fiscal Year Ended April 30, 2004

Party	Date	Price	Number of Shares	Basis for Price
General Motors	May 2003	$3.20	22,838	arms’ length negotiation

November 29, 2006

          Fiscal Year Ended April 30, 2005

Party	Date	Price	Number of Shares	Basis for Price
George Ettenheim	June 2004	$5.50	26,250	arms’ length negotiation
Rik D. Meininger	October 2004	$5.50	5,200	recent substantial sale (per terms of repurchase agreement)
Graham Gyatt	February 2005	$7.08	4,000	book value (per terms of repurchase agreement)
Kenneth H. Underwood	April 2005	$9.36	25,000	book value (per terms of repurchase agreement)
          Fiscal Year Ended April 30, 2006

Party	Date	Price	Number of Shares	Basis for Price
Stephen Ache	January 2006	$15.02	800	book value (per terms of repurchase agreement)
Catherine J. Mohr	February 2006	$15.02	20,000	book value (per terms of repurchase agreement)
          The shares repurchased by AeroVironment from General Motors during fiscal year 2004 were repurchased based upon arms’ length negotiations between the Company and General Motors at a time when General Motors had a designee on the Company’s Board of Directors and full access to information regarding the Company’s financial condition and business prospects.
          During fiscal year 2005, the Company repurchased shares held by a former employee, George Ettenheim, at a price of $5.50 per share based upon arms’ length negotiations between Mr. Ettenheim and the Company. Also during fiscal year 2005, the Company repurchased shares from former employees, Rik D. Meininger, Graham Gyatt and Kenneth H. Underwood, based upon the terms of Stock Repurchase Agreements entered into by each of Messrs. Meininger, Gyatt and
          Underwood and the Company. These Repurchase Agreements, a form of which is attached hereto as Annex A, were entered into by these individuals pursuant to the terms of option grants each had received under the Company’s Nonqualified Stock Option Plan. Under the terms of these Repurchase Agreements, each individual (or their estate) was obligated to offer their shares of the Company’s common stock to the Company in the event that they (i) died, (ii) ceased to be employed by the Company or (iii) attempted to encumber such shares without the Company’s consent. The Repurchase Agreements provided that the price at which the Company could repurchase such shares would be:
          (a) if there had been a sale of 20,000 or more shares of the Company’s common stock (a “Substantial Sale”) in the last one (1) year prior to the repurchase, at a price equal to the price per share at which such Substantial Sale had occurred; or
          (b) if no Substantial Sale had occurred in the last one (1) year prior to the repurchase, at a price per share determined by multiplying the Company’s pre-tax profit for the twelve (12) month period ending on the repurchase date by six and dividing the product thus obtained by the number of shares of the Company’s common stock outstanding as of such date.

November 29, 2006

          Notwithstanding the foregoing, in no event would such repurchase price be less than the book value of such shares.
          During fiscal year 2006, the Company repurchased shares from former employees, Catherine J. Mohr and Stephen Ache. Ms. Mohr and Mr. Ache had also entered into Repurchase Agreements in connection with option grants each had received under the Company’s Nonqualified Stock Option Plan and their shares were repurchased based upon the terms of such agreements, as described above.
          AeroVironment has revised its accounting treatment for stock repurchases occurring within six (6) months of option exercise to reflect the guidance of paragraphs 65 through 70 of FIN No. 44. As a result thereof, it has recorded additional compensation expense of approximately $188,000 in fiscal year 2005 and approximately $234,000 in fiscal year 2006, consistent with the guidance set forth in paragraph 66 of FIN No. 44, which states that “total compensation cost shall be measured as the sum of: (a) the intrinsic value of the stock option or award (if any) at the original measurement date and (b) the amount of cash paid to the employee (reduced by any amount paid by the employee to acquire the shares) that exceeds the lesser of the intrinsic value (if any) of the award (1) at the original measurement date or (2) immediately prior to the cash settlement.” AeroVironment also considered the guidance set forth in EITF 00-23 with respect to its share repurchase transactions and determined that it did not raise any relevant issues that would suggest a different accounting treatment than that suggested by FIN No. 44.
          AeroVironment has also revised the disclosure on pages F-3, F-4-F-6 and F-13 of the Amendment in response to the Staff’s comment to reflect the foregoing.
Note 1. Organization and Significant Accounting Policies, page F-7
Revenue Recognition, page F-10
7.	We note the disclosure added on page F-10 in response to our prior comment but do not believe that your revised disclosures or your response are fully responsive to our prior comment. As previously requested, please tell us and revise your accounting policy disclosures to explain how you considered the guidance in EITF 00-21 in accounting for revenue arrangements with multiple deliverables that are not properly accounted for pursuant to SOP 81-1.
AeroVironment Response: AeroVironment respectfully notifies the Staff that most of the Company’s revenues not accounted for under SOP 81-1 are derived from product sales of hardware. On occasion, the Company will enter into a contract, subsequent to the sale of hardware, to install such hardware into a client location. Although, the contracts for the sale and the installation are executed at different dates, under the guidelines of EITF 00-21, they could be construed as a single contract. There is, however, evidence which refutes this construction. Specifically, (i) customers are not required to utilize the Company for the installation of hardware purchased from the Company and (ii) customers usually enter into such installation contracts after having evaluated the offerings of other installers.

November 29, 2006

          The Company accounts for its hardware and installation contracts as separate units of accounting using the terms of the separate contracts. The Company believes this approach to be appropriate as it meets the criteria of paragraph 9 of EITF 00-21 (i.e., the delivered hardware has separate value, and most times is sold without the installation; the installation contract has reliable value as there are other service provides that are hired by the Company’s customers and the customers are not required to use the Company’s services; and the installation is considered probable and in the control of the Company).
          Lastly, the Company notes that installation contracts are not a material portion of its business, constituting less than 1% of its revenues in each of the periods presented.
          AeroVironment has revised the disclosure on page F-10 of the Amendment to reflect the foregoing.
Stock-Based Compensation, page F-11
8.	We reissue our prior comment 55 and request that the pro forma disclosures required by paragraph 45 of SFAS 123 be disclosed in your summary of significant accounting policies. Please refer to the guidance outlined in paragraph 2e of SFAS No. 138 and revise to include the tabular presentation in note 1. The notes to the company’s interim financial statements should be similarly revised.
          AeroVironment Response: AeroVironment has revised the disclosure on pages F-12 and F-30 of the Amendment in response to the Staff’s comment.
Note 8 Stock-based Compensation
9.	We have reviewed your response to our prior comment number 54 and the disclosures that have been added on page F-18 in response to our prior comment. Please tell us and explain in MD&A why you believe that transactions involving the purchase and sale of your common stock between your directors and an entity affiliated with the Company’s Chief Executive Officer provide substantive evidence regarding the fair value of your common shares and stock option grants during the fiscal year ended April 30, 2006.
          AeroVironment Response: AeroVironment granted options to acquire 63,000 shares of its common stock on October 20, 2005, at an exercise price of $15 per share, which its Board of Directors determined to be the fair market value of the Company’s common stock at such time. The Board of Directors based its determination of the fair market value of the Company’s common stock upon two contemporaneous transactions:
1.	The sale, on September 1, 2005, by one of its independent directors, Dr. Murray Gell-Mann of 25,000 shares of AeroVironment common stock at a price of $15 per share to another of its independent directors, Arnold L. Fishman.

2.	The sale, on October 5, 2005, by Dr. Gell-Mann of 25,000 shares of AeroVironment common stock at a price of $15 per share to the Whiting Family Partnership, a family limited partnership of which Timothy Conver, its Chief Executive Officer, is a limited partner.

November 29, 2006

          AeroVironment believes that these transactions provided substantive evidence of the fair market value of its common stock at such time because (1) the transactions were the subject of arms’ length negotiations between fully-informed parties and (2) the transactions involved a substantial transfer of value between the parties.
          Dr. Gell-Mann has served as a director of AeroVironment for 35 years. AeroVironment believes that, based upon his extensive experience with the Company, his access to management and his familiarity with its financial condition and prospects, Dr. Gell-Mann was uniquely well-positioned to ensure that he received full value for the shares he sold.
          Moreover, the sales by Dr. Gell-Mann to Mr. Fishman and the Whiting Family Partnership represented a disposition by Dr. Gell-Mann of approximately 83.5% of his ownership interest in AeroVironment. AeroVironment believes that, given that Dr. Gell-Mann disposed of the vast majority of his ownership in these transactions, he would have been strongly motivated to obtain the highest value possible for his shares. AeroVironment notes that for every one dollar increment that the fair market value of the Company’s common stock exceeded $15 per share, Dr. Gell-Mann made a transfer of $50,000 of value to the purchasers without consideration. As the Board of Directors did not believe that Dr. Gell-Mann had any motivation to make such gratuitous transfers of value, it believed that the $15 per share price agreed to by Dr. Gell-Mann provided substantive evidence of the actual fair market value of the shares he sold.
          In addition, AeroVironment notes that, as discussed in response to Comment No. 6 above, it has entered into Repurchase Agreements with its option holders which allow the Company to repurchase shares of common stock from its option holders (or their estate) at a price which approximates the fair market value of such common stock in the event that they (i) die, (ii) cease to be employed by the Company or (iii) attempt to encumber such shares without the Company’s consent,. Pursuant to the terms of these agreements, in the event that there has been a sale of not less than 20,000 shares of the Company’s common stock within one (1) year of the event triggering the Company’s repurchase option, the price at which the Company may repurchase the shares is the greater of the price paid in such transaction and the book value of such shares. Consequently, due to the size and timing of the sale of the shares by Dr. Gell-Mann, the Company had the option to repurchase at a price of $15 per share any shares of its common stock held by option holders who discontinued their service to the Company during the period from September 2005 to October 2006, provided that such price exceeded the book value of such shares. As this repurchase price is based upon a formula which is intended to approximate the fair market value of the Company’s common stock, the Company believes that this too supported its determination that $15 per share was the fair market value of its common stock as of October 20, 2005.
          Furthermore, AeroVironment also believes that $15 per share was an accurate valuation of its common stock as of October 20, 2005 as it represents an accurate depiction of the Company’s risk-adjusted outlook at that time relative to September 19, 2006 when Valuation Research Corporation, an unrelated valuation specialist, assessed the value of the Company’s common stock to be $82.98 per share. Specifically, as of October 20, 2005, the Company had yet to achieve a number of critical milestones without which, in fiscal year 2007, it would have had limited or

November 29, 2006

negative growth prospects, significantly lower sales and EBITDA and potentially would have incurred an operating loss. Management believes these milestones have benefited the Company by enabling the achievement of financial scale and success in executing the business plan and by providing a stable and achievable outlook going forward. These milestones include:
•	making deliveries beginning in December 2005 of Aqua Puma, a water proof, hand-launched UAS;

•	making deliveries beginning in February 2006 of 200 Wasp Small UAS, which are currently being used in combat theaters of operation at the platoon and squad levels;

•	entering into an Advanced Concept Technology Demonstration contract in September 2006 with the Office of the Secretary of Defense, U.S. Special Operations Command and the U.S. Army to develop advanced UAS technologies;

•	obtaining multi-stage funding from the U.S. Special Operations Command from June to October 2006 for the testing and demonstration of the power and propulsion system for Global Observer, a high-altitude, long-endurance UAS for communications and remote sensing missions;

•	completing of the U.S. Army/Special Operations Command Raven B program Initial Operational Test and Evaluation in June 2006;

•	receiving Full-Rate Production decision from the U.S. Army/Special Operations Command for the Raven B program in October 2006;

•	entering into a proof of concept development contract in October 2006 for a hand-held, lethal small UAS;

•	executing two commercial service agreements beginning in October 2006 for oil and gas pipeline and offshore platform monitoring using small UAS;

•	securing new PosiCharge customers over the past year, including Kroger (Fall 2005), Ikea, Magna Corp and Pepsi (Spring 2006), McKesson, Con Agra, Potlatch (Summer 2006), and Dana Corp (Fall 2006); and

•	successfully developing and launching additional elements of the PosiCharge system solution, including installation services (launched in March 2006), PosiNet logistics management information system and Sidekick fast charge battery accessory (both successfully beta-tested in August with market introductions now underway).
          Achieving these milestones has contributed significantly to the value of the Company since October 2005. As a result, the Company continues to believe that the $15 per share valuation indicated by the sales conducted by Dr. Gell-Mann represents an accurate and reliable valuation of its common stock as of October 20, 2005.

November 29, 2006

10.	Also, please revise Note 8 and the discussion on page 40 of MD&A to indicate that the “third parties” whose transactions were used as a basis for determining the fair value of your common shares were directors of the Company and an entity affiliated with the Company’s Chief Executive Officer. Also, please revise MD&A to explain why management did not obtain a contemporaneous valuation by an independent valuation specialist with respect to the option grants during the year ended April 30, 2006.
          AeroVironment Response: AeroVironment has revised the disclosure on pages 40 and F-19 of the Amendment in response to the Staff’s comment.
11.	Also, as requested in our prior comment, to the extent that the expected public offering price of your common shares exceeds the exercise price of options granted during the preceding twelve month period, please revise MD&A to discuss each significant factor contributing to the difference between the fair value of each option grant and the expected public offering price.
          AeroVironment Response: In the preceding twelve-month period, AeroVironment has issued options only on September 22, 2006 and these options were to purchase 17,500 shares of its common stock at an exercise price of $82.98 per share. While it is unable to determine the expected public offering price for its common stock with complete certainty, AeroVironment advises the Staff that, based in part on consultation with its underwriters, it currently estimates that such price will be approximately $100 per share, on a pre-split basis. The increase from the fair value determined in September 2006 for the option grants discussed above resulted primarily from the following factors:
•	receiving Full-Rate Production decision from the U.S. Army/Special Operations Command for the Raven B program in October 2006;

•	entering into a proof of concept development contract in October 2006 for a hand-held, lethal small UAS;

•	entering into an Advanced Concept Technology Demonstration contract in September 2006 with the Office of the Secretary of Defense, U.S. Special Operations Command and the U.S. Army to develop advanced UAS technologies;

•	executing two commercial service agreements beginning in October 2006 for oil and gas pipeline and offshore platform monitoring using small UAS;

•	introducing to the PosiCharge marketplace two additional elements of the system solution, PosiNet logistics management information system and Sidekick fast charge battery accessory;

•	the anticipated decrease in the marketability discount applicable to the Company’s common stock upon the completion of its initial public offering; and

•	improved market conditions (NASDAQ Composite Index up 10.7% from September 19, 2006 to November 24, 2006).

November 29, 2006

          AeroVironment has revised the disclosure on page 40 of the Amendment in response to the Staff’s comment to reflect the foregoing.
12.	In addition, please supplementally provide us with a copy of the contemporaneous independent third-party valuation that was used to value the 17,500 options granted during September 2006. We may have further comment upon review of your response, the related valuation report, and your revised disclosures.
          AeroVironment Response: AeroVironment has provided the Staff with copies of the September 19, 2006 valuation report prepared by Valuation Research Corporation under separate cover and respectfully requests that the Staff return the report to AeroVironment when it has finished reviewing the materials.
*********************
          Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Craig M. Garner
Craig M. Garner
of LATHAM & WATKINS LLP

cc:	Mr. Timothy Conver Michael E. Sullivan, Esq.
Enclosures

Annex A
Form of Repurchase Agreement
(see attached)

STOCK REPURCHASE AGREEMENT
     This Stock Repurchase Agreement (the “Agreement”) is made this ___day of ___ between AeroVironment, Inc., a California corporation (the “Company”) and ___(the “Employee”).
     WHEREAS, common stock is the one class of stock of the Company authorized, and there are ___(___) of such shares presently outstanding;
     WHEREAS, the Employee is employed by the Company and has acquired or may acquire shares of the Company’s common stock by direct purchase from the Company or its owners or through the issuance and exercise of options under the Company’s Nonqualified Stock Option Plan (the “Plan”) or otherwise;
     WHEREAS, this Agreement is provided for in Section 2 of the Plan and is referred to in Section 12 of a Nonqualified Stock Option Agreement or Agreements, dated ___between the Company and the Employee; and
     WHEREAS, the parties desire to promote their mutual interests by imposing certain obligations on themselves and certain restrictions on the shares of stock of the Company hereafter owned by the Employee.
     IT IS, THEREFORE, AGREED:
     1. Definitions. Words or phrases used hereinafter are defined as follows:
          (a) “Stock shall mean (i) the capital stock of the Company purchased directly by the Employee or issued pursuant to an exercise of an option granted to the Employee pursuant to the terms of the Plan, and (ii) insofar as attributable to the ownership of the above-described stock, all other shares of stock obtained as a result of the reclassification of stock, reorganization, recapitalization, stock split, stock dividend, combination of shares, merger or consolidation of the Company or obtained in exchange for, or in respect of, such stock.

          (b) “Purchase Price” shall mean a price computed and determined as provided in Paragraph 5 hereof.
          (c) “Purchase Event” or “Event” shall mean (i) death of the Employee, (ii) termination of the Employee’s employment by the Company, whether such termination is by discharge by the Company, by voluntary resignation, or retirement from employment at retirement age or for disability or for any other cause, (iii) a bona fide proposal by the Employee to mortgage, pledge or otherwise encumber all or a part of his stock to which the Company does not consent within the ten-day period referred to below, or (iv) a bona fide proposal by the Employee to transfer, as a gift or for consideration, all or part of his Stock except as permitted under Paragraph 2 hereof. An event just defined shall be deemed to have occurred (i) in the case of death, on the date of death; (ii) in the case of termination of employment, on the date of receipt by the Company of the written resignation of the Employee or on the date on which the Employee is notified in writing of his discharge from employment, or on the date fixed as a retirement date; (iii) in the case of a proposal by the Employee to encumber, sell or transfer all or part of his Stock, on the tenth day after the Company receives notice of such fact from such person or on the tenth day after such Stock is presented to the Secretary for transfer on the books of the Company, whichever is the first to occur, provided that the Company shall not have notified the Employee in writing before such tenth day of its consent to the proposed transfer.
          (d) “Purchase Date” shall be the last day of the month in which the Purchase Event occurred, subject to the following qualification. If the Company delays its purchase of stock, as permitted under Paragraph 4 hereof, the Purchase Date shall be the last day of the month in which the Company exercises its purchase right.
          (e) Wherever the context so indicates, the term “Employee” shall include, in addition to the party to this Agreement, his executor or other personal representative and/or transferees of his Stock as permitted by Paragraph 2 who hold Stock subject to the Agreement at the Purchase date.

          (f) “Valuation Date” means the last day of the month prior to the month in which the Purchase Date occurs.
          (g) “Book Value” means that value determined monthly by the Company on the basis of the balance sheets prepared monthly for management purposes, following generally accepted accounting principles, consistently applied. Notwithstanding the foregoing, however, “Book Value”, for purposes of this Agreement, shall be calculated as though all vested stock options outstanding as of the date of the calculation were exercised as of such date on the terms applicable to such options under the documents creating them.
     2. Transfer to Member of Family or to Other Employee(s). After the Employee acquires any Stock, he may sell or transfer all or part of his Stock, at a price not above that specified in Section 5: (a) to, or to a trust for the benefit of, himself, his wife or his children, or (b) to another employee or employees. In such cases, the transferees shall agree in writing to receive and hold such Stock subject to the terms of this Agreement and to the obligations of the Employee hereunder. In the case of transfers to wife or children, there shall be no further transfer (whether voluntary or by operation of law) of such Stock except by gift between the Employee, his wife or his children or a trust or trusts for the benefit of one or more of them or except in accordance with the term of this Agreement.
     3. Restriction on Transfer. Except as provided in Paragraph 2, neither the Employee, nor any transferee who receives any Stock originally owned by the Employee in accordance with the provisions of Paragraph 2, shall encumber or dispose of all or any part of such Stock without the written consent of the Company.
     4. Sale and Purchase of Stock. Subject to the provisions of Paragraph 2 hereof, on the occurrence of a Purchase Event, the Employee and/or his executors, successors and assigns, shall offer to sell to the Company, and the Company shall have the option to purchase at any time within six months of the Purchase Event, at the Purchase Price and as of the Purchase Date, all (or any portion) of the Stock of the Employee (including any Stock owned by any transferee of the Employee under Paragraph 2 and including any Stock acquired subsequent to the Purchase Date pursuant to an option held by the Employee at the time of the Purchase Event), upon the terms and conditions hereinafter provided. Notwithstanding this option of the Company, the Employee may at any time sell his Stock to other employee(s) as provided in Paragraph 2 hereof. If the six-month option of the Company is not exercised, the Employee may thereafter sell the Stock without restrictions other than under applicable laws and regulations.
     5. Purchase Price. The purchase Price of any shares of Stock purchased and sold pursuant to this Agreement shall be determined by:
          (a) If there has been a substantial sale of stock of the Company within one (1) year of the Purchase Event, the Purchase Price paid per share in the last substantial sale of stock of the Company. For purposes of the foregoing, a substantial sale shall refer to the last sale of twenty thousand (20,000) or more shares the terms of which sale were made known to the Company, but shall exclude purchases of stock pursuant to employee stock options issued pursuant to any stock option plan previously adopted or adopted in the future by the Company which has as its purpose the provision of stock options to employees in the nature of compensation for services.
          (b) If no substantial sale has occurred within one (1) year of the Purchase Event, the Purchase Price shall be determined by multiplying the Corporation’s pre-tax profit for the twelve (12) month period ending on the Valuation Date (as determined pursuant to the Company’s unaudited financial statements for the periods then ended) by six and dividing the product thus obtained by the number of shares of the Company’s stock outstanding as of the Valuation Date.
          (c) Notwithstanding the provisions of Paragraphs (a) and (b), in no event shall the Purchase Price be less than Book Value as of the Valuation Date.
     Should any adjustments be required upon audit of the Company’s unaudited financial statements, or in order to assure the reporting pursuant to the unaudited financial statements as in accordance with generally accepted accounting principles, the Purchase Price determined hereunder shall be retroactively adjusted. Equitable adjustment shall be made in the event of one or more stock splits, reverse stock splits, stock dividends or comparable events.

          6. Payment of Purchase Price by the Company. Payment of the Purchase Price shall be made to the Employee (and/or if applicable, to his estate or transferees as permitted under paragraph 2) at the option of the Company, by either of the following methods:
          (a) Payment in full in cash on the Payment Date.
          (b) Payment of cash to the extent deemed appropriate by the Company with the remaining balance of the purchase price (up to the entirety thereof) to be evidenced by a promissory note made payable to the Employee, with the following terms and conditions:
               1) Such note shall be subordinated to all financing facilities generally in effect with respect to the Company’s business operations and lines of credit.
               2) The term of the note shall be 4 years.
               3) Payments under the promissory note will be made in equal installments of principal at the end of each anniversary of the date of execution of a note, each such payment to be accompanied by interest accrued to the date of such payment. The note will provide, however, that any payment due date will be deferred during any year during which; (i) the Company is in violation of any loan covenant in its primary lenders agreements to which the loan is subordinated, or (ii) Board of Directors, in its sole discretion, determine that the liquid assets available to the Company for the twelve (12) month period following the due date of any payment will result in the Company having inadequate liquid resources to: (a) pay its ongoing bills, and (b) have reserves reasonably necessary for the conduct of its operations in the manner contemplated by the Board of Directors for such period. However, the term of the note shall not exceed five (5) years under any circumstances. In the event of any deferral hereunder, the unpaid portion of the purchase price shall continue to bear interest until paid.
               4) The promissory note shall bear interest at the applicable federal rate for notes of similar term and structure in effect as of the Payment Date.
               5) The Company shall have the right to prepay the note at any time without penalty.

               7. Legend on Stock Certificates. Any and all certificates now or hereafter issued to the Employee, or his transferees as permitted under Paragraph 2, evidencing Stock shall have endorsed upon them a statement to substantially the following effect:
               This certificate and the shares represented by it are subject to the effect of a certain Stock Repurchase Agreement dated the ___day of ___, executed by the holder of this certificate, the effect of which is to restrict the transfer or disposition of this certificate and the shares represented hereby, to which Agreement reference is hereby made, and which Agreement may be examined at the office of the Secretary of the Company during any regular business hours upon a proper showing of interest.
               8. Notices. Any written notice required to be given hereunder may be delivered personally to the deliveree or sent to him by United States registered mail and addressed or delivered to each of the parties to this Agreement at the address last given to the Secretary of the Company in writing by each party. A notice so mailed which is correctly addressed and which has sufficient postage affixed will be deemed to have been given at the time of mailing.
               9. Single Agreement. This written Agreement contains all of the terms and provisions of the Agreement between the parties and there are no oral understandings, statements or stipulations bearing upon the meaning and effect of this Agreement which have not been incorporated herein.
               10. Benefit. This Agreement shall bind and inure to the benefit of the parties, their personal representatives, successors and assigns.
               11. Termination. This Agreement shall terminate following the purchase of all Stock from the Employee and payment therefor as provided herein. Stock which is transferred (but not Stock which is pledged) pursuant to written consent as contemplated by Paragraph 3, will cease to be subject to this Agreement at the time of actual transfer.

     If the Company’s stock shall become “publicly held” (as hereinafter defined) prior to the occurrence of a Purchase Event hereunder, this Agreement shall immediately terminate and be of no further force and effect.
     The Company’s stock shall be considered to be “publicly held” after (i) there has been an offering to the public of stock and (ii) there are more than 200 holders of stock of record (determined in the manner required for determinations made under Section 12 of the Securities Exchange Act of 1934).
     IN WITNESS WHEREOF, the parties hereto have executed and entered into this Agreement as of the day and year first above written.

“Company”:	“Employee”:

AEROVIRONMENT, INC.
a California corporation

By